UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2011
Commission file number 1-33867
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principle executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1).
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7).
Yes ☐ No ☑

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2011

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF (LOSS) INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
	$	$	$	$
	(note 1)	(notes 1, 2)	(note 1)	(notes 1, 2)
REVENUES
Time charter revenues (note 10b)	22,632	22,829	60,180	66,406
Net pool revenues (note 10b)	4,208	8,398	24,224	40,476
Voyage charter revenues	—	24	—	24
Interest income from investment in term loans	2,855	2,413	8,462	2,413

Total revenues	29,695	33,664	92,866	109,319

OPERATING EXPENSES
Voyage expenses (note 10b)	729	414	1,888	1,999
Vessel operating expenses (note 10b)	10,908	10,616	31,362	33,070
Time-charter hire expenses	1,610	—	1,610	—
Depreciation and amortization (note 10b)	10,797	11,267	32,374	34,234
General and administrative	1,927	2,370	6,727	7,922
Net loss on sale of vessels	—	1,901	—	1,864
Goodwill impairment charge (note 9)	13,310	—	13,310	—

Total operating expenses	39,281	26,568	87,271	79,089

(Loss) income from operations	(9,586)	7,096	5,595	30,230

OTHER ITEMS
Interest expense (note 10b)	(740)	(1,975)	(2,956)	(5,844)
Interest income	12	15	52	51
Realized and unrealized loss on derivative instruments (note 6)	(6,703)	(5,577)	(10,637)	(14,940)
Other expenses	(116)	(233)	(654)	(963)

Total other items	(7,547)	(7,770)	(14,195)	(21,696)

Net (loss) income	(17,133)	(674)	(8,600)	8,534

Per common share amounts:
• Basic and diluted (loss) earnings (note 11)	(0.28)	(0.01)	(0.14)	0.18
• Cash dividends declared	0.21	0.34	0.68	0.97
Weighted-average number of Class A and Class B common shares outstanding
• Basic and diluted (note 11)	61,876,744	43,391,744	60,397,733	39,260,672
Related party transactions (note 10)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	September 30, 2011	December 31, 2010
	$	$
	(note 1)	(note 1)
ASSETS
Current
Cash and cash equivalents	14,104	12,450
Pool receivables from affiliates, net (note 10c)	1,463	8,606
Accounts receivable	317	175
Interest receivable on investment in term loans	1,811	1,811
Due from affiliates (note 10c)	13,568	12,357
Prepaid expenses	3,819	2,492
Other current assets	466	146

Total current assets	35,548	38,037

Vessels and equipment
At cost, less accumulated depreciation of $236.2 million (2010 - $203.8 million)	726,766	757,437
Investment in term loans	116,629	116,014
Loan to joint venture (note 4)	9,830	9,830
Other non-current assets	2,021	1,889
Goodwill (note 9)	—	13,310

Total assets	890,794	936,517

LIABILITIES AND EQUITY
Current
Accounts payable	2,485	2,124
Accrued liabilities ($2.4 million and $2.2 million from related parties) (note 10c)	7,451	7,949
Current portion of long-term debt (note 5)	1,800	1,800
Current portion of derivative instruments (note 6)	4,306	4,509
Deferred revenue	1,712	2,028
Due to affiliates (note 10c)	2,322	5,841
Other current liabilities	184	277

Total current liabilities	20,260	24,528

Long-term debt (note 5)	347,550	452,228
Derivative instruments (note 6)	20,569	14,339
Other long-term liabilities	3,297	2,733

Total liabilities	391,676	493,828

Commitments and contingencies (note 4 and 6)

Equity
Common stock and additional paid-in capital (300 million shares authorized, 49.4 million Class A and 12.5 million Class B shares issued and outstanding as of September 30, 2011 and 39.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2010) (note 8)	588,441	481,336
Accumulated deficit	(89,323)	(38,647)

Total equity	499,118	442,689

Total liabilities and equity	890,794	936,517

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended	Nine Months Ended
	September 30, 2011	September 30, 2010
	$	$
	(note 1)	(notes 1, 2)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(8,600)	8,534
Non-cash items:
Depreciation and amortization	32,374	34,234
Unrealized loss on derivative instruments	6,027	10,896
Goodwill impairment charge	13,310	—
Other	12	918
Change in non-cash working capital items related to operating activities	(117)	7,376
Expenditures for drydocking	—	(6,190)

Net operating cash flow	43,006	55,768

FINANCING ACTIVITIES
Proceeds from long-term debt	15,000	137,000
Repayments of long-term debt	(1,350)	(2,700)
Prepayment of long-term debt	(118,328)	(20,000)
Proceeds from long-term debt of Dropdown Predecessor (note 2)	—	37,222
Prepayment from long-term debt of Dropdown Predecessor (note 2)	—	(227,875)
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC, and Kaveri Spirit LLC from Teekay Corporation (note 2)	—	(136,685)
Contribution of capital from Teekay Corporation to Dropdown Predecessor	—	79,273
Net advances from affiliates	—	100,256
Proceeds from issuance of Class A common stock (note 8)	112,054	107,549
Share issuance and other financing costs	(4,949)	(4,629)
Cash dividends paid	(42,076)	(39,128)

Net financing cash flow	(39,649)	30,283

INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment	—	35,396
Expenditures for vessels and equipment	(1,703)	(5,060)
Investment in term loans	—	(115,575)

Net investing cash flow	(1,703)	(85,239)

Increase in cash and cash equivalents	1,654	812
Cash and cash equivalents, beginning of the period	12,450	10,432

Cash and cash equivalents, end of the period	14,104	11,244

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
	Common Stock and Paid-in Capital
	Thousands of			Accumulated
	Common Shares	Class A	Class B	Deficit	Total
	#	$	$	$	$
Balance as at December 31, 2010	51,987	481,211	125	(38,647)	442,689

Net loss				(8,600)	(8,600)
Proceeds from follow-on issuance of Class A common shares, net of offering costs of $4.9 million (note 8)	9,890	107,105			107,105
Dividends declared to Teekay Corporation				(10,956)	(10,956)
Dividends declared to other parties				(31,120)	(31,120)

Balance as at September 30, 2011	61,877	588,316	125	(89,323)	499,118

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay Tankers Ltd., its wholly owned subsidiaries and the Dropdown Predecessor, as defined in Note 2 (collectively the Company). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements filed on Form 20-F for the year ended December 31, 2010. In the opinion of management, these interim unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, as quantified in Note 9c.

2.	Dropdown Predecessor

During 2010, the Company acquired five conventional tankers from Teekay Corporation (Teekay). In April 2010, the Company acquired from Teekay its subsidiaries Kaveri Spirit L.L.C and Yamuna Spirit L.L.C., which each own a Suezmax-class tanker, the Kaveri Spirit and Yamuna Spirit, respectively. The April 2010 acquisition included Teekay’s rights and obligations under a time-charter contract on the Yamuna Spirit. In May 2010, the Company acquired from Teekay a third subsidiary, Helga Spirit L.L.C. which owns an Aframax tanker, the Helga Spirit. Immediately preceding the sale of Helga Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the time-charter contract on the Helga Spirit to Helga Spirit L.L.C. The May 2010 acquisition included Teekay’s rights and obligations under the charter on the Helga Spirit. In November 2010, the Company acquired from Teekay its subsidiaries Esther Spirit L.L.C and Iskmati Spirit L.L.C., which own an Aframax-class tanker and a Suezmax-class tanker, the Esther Spirit and Iskmati Spirit, respectively. Immediately preceding the sale of Esther Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the time-charter contract on the Esther Spirit to Esther Spirit L.L.C. The November 2010 acquisition included Teekay’s rights and obligations under the charter on the Esther Spirit. All five transactions were accounted for as reorganizations between entities under common control. As a result, the Company’s consolidated statements of income and the consolidated statements of cash flows for 2010 comparative reflect the Iskmati Spirit, the Kaveri Spirit, and the Yamuna Spirit and their related operations as if the Company had acquired the three Suezmax vessels on August 1, 2007, and the Esther Spirit and the Helga Spirit and their related operations as if the Company had acquired the two Aframax vessels on July 1, 2004 and January 6, 2005, respectively, when they began operations under the ownership of Teekay. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are adjusted to reflect these vessels and their related operations and cash flows (referred to herein collectively as the Dropdown Predecessor) during the periods under common control of Teekay.

The effect of adjusting the Company’s financial statements to account for these common control exchanges increased the Company’s revenue by $3.3 million and $21.8 million for the three and nine months ended September 30, 2010, respectively. Net income decreased by $0.4 million and increased by $1.5 million for the three and nine months ended September 30, 2010, respectively.

The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to specific vessels. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee-related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay’s total ship-operating (calendar) days for the period presented. During the three and nine months ended September 30, 2010, $0.3 million and $2.1 million of interest expense and $0.6 million and $3.1 million of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay to the Dropdown Predecessor and such estimates may not be reflective of actual results.

3.	Adoption of New Accounting Pronouncements

In January 2011, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
4.	Loan to Joint Venture

In September 2010, the Company entered into a joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), to have a Very Large Crude Carrier (or VLCC) newbuilding constructed, managed and chartered to third parties. The Company has a 50% economic interest in the Joint Venture, which is jointly controlled by the Company and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. As at September 30, 2011, the remaining payments required to be made under this newbuilding contract, including Wah Kwong’s 50% share, was nil in 2011, $39.2 million in 2012 and $39.2 million in 2013. As of September 30, 2011, the Joint Venture has received a firm commitment from a financial institution for a loan of approximately $68 million, which is subject to satisfactory completion of loan documentation. The Company and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. The Company made its initial $9.8 million advance to the Joint Venture in October 2010. The advance is non-interest bearing and unsecured. A third party has agreed to time-charter the vessel following its delivery for a term of five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter earned by the third party exceeds a certain threshold.

5.	Long-Term Debt

	September 30, 2011	December 31, 2010
	$	$
Revolving Credit Facility due 2017	339,000	442,328
Term Loan due through 2017	10,350	11,700

	349,350	454,028
Less current portion	(1,800)	(1,800)

	347,550	452,228

The Company and Teekay are parties to a revolving credit facility (or the Revolver). The Company is a borrower under Tranche A of the Revolver (or the Tranche A Revolver) and certain 100%-owned subsidiaries of Teekay are borrowers under Tranche B of the Revolver (or the Tranche B Revolver). If any borrower under the Tranche B Revolver is acquired by the Company, the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met.

As of September 30, 2011, the Tranche A Revolver provided for borrowings of up to $616.5 million, of which $277.5 million was undrawn. The total amount available under the Tranche A Revolver as at September 30, 2011 remained unchanged from December 31, 2010, and the amount drawn under the Tranche A Revolver decreased as a result of a prepayment of $103.0 million made in February 2011 using the net proceeds from the Company’s February 2011 equity offering (see Note 8). The total amount available under the Tranche A Revolver reduces by a semi-annual amount of $33.9 million commencing in late 2012, and the Tranche A Revolver matures in 2017. The Tranche A Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at September 30, 2011, the weighted-average interest rate on the Tranche A Revolver was 0.85% (December 31, 2010 — 0.89%). The Tranche A Revolver is collateralized by first-priority mortgages granted on 14 of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Tranche A Revolver requires that the Company and certain of its subsidiaries maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. As at September 30, 2011, the Company was in compliance with all its covenants on the Tranche A Revolver.

As at September 30, 2011, the Company had one term loan outstanding in the amount of $10.4 million. This term loan bears interest at a fixed rate of 4.06%, requires quarterly principal payments of $0.45 million, and is collateralized by a first-priority mortgage on one of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay. The term loan requires that the Company and certain of its subsidiaries maintain a minimum hull coverage ratio of 115% of the total outstanding balance for the facility period. As at September 30, 2011, the Company was in compliance with all its covenants on its term loan.

The aggregate annual long-term principal repayments required to be made by the Company under the Tranche A Revolver and term loan subsequent to September 30, 2011 are $0.45 million (remaining 2011), $1.8 million (2012), $1.8 million (2013), $1.8 million (2014), $1.8 million (2015) and $341.7 million (2016 and thereafter).

The weighted-average effective interest rate on the Company’s long-term debt as at September 30, 2011 was 0.95% (December 31, 2010 — 0.97%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 6).

6.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized losses relating to the Company’s interest rate swaps have been reported in realized and unrealized losses on non-designated derivative instruments in the consolidated statements of income. During the three and nine months ended September 30, 2011, the Company recognized realized losses of $1.6 million and $4.6 million, respectively, and unrealized losses of $5.1 million and $6.0 million, respectively, relating to its interest rate swaps. During the three and nine months ended September 30, 2010, the Company recognized realized losses of $1.4 million and $4.0 million, respectively, and unrealized losses of $4.2 million and $10.9 million, respectively, relating to its interest rate swap.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
The following summarizes the Company’s derivative positions as at September 30, 2011:

			Fair Value /
			Carrying
		Principal	Amount of		Fixed Interest
	Interest Rate	Amount	Asset (Liability)	Remaining Term	Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	100,000	(24,181)	6.0	5.55
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	70,000	(194)	0.8	0.85
U.S. Dollar-denominated interest rate swap	USD LIBOR 3M	45,000	(500)	1.8	1.19

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of September 30, 2011 was 0.6%

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

7.	Financial Instruments
a)	Fair Value Measurements

For a description on how fair value is estimated and how the Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value, refer to Note 9 in the Company’s audited consolidated financial statements in the Company’s Form 20-F for the year ended December 31, 2010. The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for those assets and liabilities that are measured at fair value on a recurring basis is as follows:

		September 30, 2011
	Fair Value	Carrying Amount	Fair Value Asset /
	Hierarchy	Asset / (Liability)	(Liability)
	Level	$	$
Cash and cash equivalents		14,104	14,104
Investment in term loans and interest receivable		118,440	119,925
Due from affiliates		13,568	13,568
Loan to joint venture		9,830	9,830
Due to affiliates		(2,322)	(2,322)
Long-term debt, including current portion		(349,350)	(305,134)
Derivative instruments
Interest rate swap agreements	Level 2	(24,875)	(24,875)

(1)
The fair value hierarchy level is only applicable to each item on the consolidated balance sheets that is recorded at fair value on a recurring basis. The Company has determined that there are no non-financial assets and liabilities carried at fair value at September 30, 2011.

b)	Financing Receivables
The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			September 30, 2011	December 31, 2010
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$

Investment in term loans and interest receivable	Collateral	Performing	118,440	117,825
Loan to joint venture	Other internal metrics	Performing	9,830	9,830

			128,270	127,655

8.	Capital Stock

In April 2010, the Company completed a public offering of 8.8 million Class A common shares (including 1.1 million common shares issued upon the partial exercise of the underwriter’s over-allotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Concurrent with the public offering, the Company issued 2.6 million unregistered shares of Class A common stock to Teekay at a price of $12.25 per share for gross proceeds of $32.0 million. Total net proceeds from the offering, the shares privately placed to Teekay plus a drawdown of the debt under its revolving credit facility, were used to acquire the Kaveri Spirit, the Yamuna Spirit and the Helga Spirit from Teekay for a total purchase price of $168.7 million (see Note 2).

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In October 2010, the Company completed a public offering of 8.6 million Class A common shares (including 0.4 million common shares issued upon the partial exercise of the underwriter’s over-allotment option) at a price of $12.15 per share, for gross proceeds of $104.4 million. The Company used the net offering proceeds to pay down outstanding debt under its revolving credit facility.

In February 2011, the Company completed a public offering of 9.9 million shares of its Class A common stock (including 1.3 million common shares issued upon the full exercise of the underwriter’s over-allotment option) at a price of $11.33 per share, for gross proceeds of $112.1 million. The Company used the net offering proceeds to repay a portion of its outstanding debt under its revolving credit facility (see Note 5).

9.	Goodwill Impairment Charge

During the three months ended September 30, 2011, the Company concluded that indicators of impairment were present for the conventional tanker fleet and consequently, the Company performed an interim vessel and goodwill impairment analysis as at September 30, 2011 on the conventional tanker fleet. Based on the results of this analysis, the Company concluded that there was no impairment to the vessel values. However, the Company concluded that the carrying value of the goodwill, all relating to the Suezmax reporting unit, exceeded its fair value. As a result, a goodwill impairment charge of $13.3 million was recognized in the Company’s consolidated statements of (loss) income for the three and nine months ended September 30, 2011. The fair value of this reporting unit was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are in part based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions. The recognition of the goodwill impairment charge was driven by the continuing weak tanker market, which continues to experience an oversupply of vessels relative to tanker demand.

10.	Related Party Transactions
a.
In April 2010, the Company acquired from Teekay its subsidiaries Kaveri Spirit L.L.C. and Yamuna Spirit L.L.C., which each own a Suezmax tanker, the Kaveri Spirit and the Yamuna Spirit, respectively for a total of $124.2 million. In May 2010, the Company acquired from Teekay its subsidiary Helga Spirit L.L.C, which owns an Aframax tanker, the Helga Spirit, for $44.5 million. These acquisitions were financed with net proceeds of $102.9 million from the offering of 8.8 million Class A common shares to the public and through the issuance to Teekay of 2.6 million Class A common shares. The issuance of the 2.6 million Class A common shares to Teekay had a value of $32.0 million (see Note 8). The excess of the historical book value over the purchase price of these vessels was $35.4 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a net $183.9 million prepayment of long term debt of the Dropdown Predecessor was made by Teekay on the date of acquisition. In November 2010, the Company acquired from Teekay its subsidiaries Esther Spirit L.L.C., which owns an Aframax tanker, the Esther Spirit, and Iskmati Spirit L.L.C., which owns a Suezmax tanker, the Iskmati Spirit, for a total of $107.5 million. The acquisition was financed with funds from the Revolver. The excess of the historical book value over the purchase price of these vessels was $6.1 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a $77.9 million prepayment of long term debt of the Dropdown Predecessor was made by Teekay on the date of acquisition.

b.
Teekay and its wholly owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed by wholly owned subsidiaries of Teekay (collectively the Pool Managers). Such related party transactions were as follows:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$
Time charter revenues (i)	—	977	—	6,872
Pool management fees and commissions (ii)	348	383	1,307	1,513
Commercial management fees (iii)	279	266	745	724
Vessel operating expenses — crew training	350	254	870	628
Vessel operating expenses — crewing and manning (iv)	5,991	5,880	17,654	18,197
General and administrative (v)	1,716	1,197	5,357	3,446
General and administrative — Dropdown Predecessor (note 2)	—	588	—	3,089
Interest expense — Dropdown Predecessor (note 2)	—	322	—	2,115

(i)	Revenue from the 2-year Nassau Spirit time-charter agreement with Teekay which expired in July 2010.

(ii)	The Company’s share of the Pool Managers fees which are reflected as a reduction to net pool revenues from affiliates.

(iii)	The Manager’s commercial management fees for vessels on time-charter contracts, which are reflected in voyage expenses.

(iv)	Reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels.

(v)	The Manager’s technical, strategic and administrative service fees.

TEEKAY TANKERS LTD.
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
c.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $2.4 million and $2.2 million were payable to the Manager as at September 30, 2011 and December 31, 2010, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities on the consolidated balance sheets. The amounts owing from the Pool Managers, which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $3.4 million and $2.9 million as at September 30, 2011 and December 31, 2010, respectively, to the Pool Managers for working capital purposes. These activities, which are reflected in the consolidated balance sheets as due from affiliates, are without interest or stated terms of repayment. Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period. The non-current amounts due from affiliates balance of $2.9 million as at December 31, 2010 was reclassified to due from affiliates as part of current assets in the consolidated balance sheet.

11.	Earnings Per Share
The net (loss) income available for common stockholders and earnings per common share presented in the table below excludes the results of operations of the Dropdown Predecessor (see Note 2).

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2011	2010	2011	2010
	$	$	$	$
Net (loss) income	(17,133)	(674)	(8,600)	8,534
Less: Net loss (income) attributable to the Dropdown Predecessor	—	405	—	(1,483)

Net (loss) income available for common stockholders	(17,133)	(269)	(8,600)	7,051

Weighted-average number of common shares	61,876,744	43,391,744	60,397,733	39,260,672

Common shares and common share equivalents outstanding at the end of period	61,876,744	43,391,744	61,876,744	43,391,744

(Loss) earnings per common share:
- Basic and diluted	$(0.28)	$(0.01)	$(0.14)	$0.18
12.	Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments are effective for the Company on January 1, 2012. The Company is currently assessing the potential impacts, if any, of these amendments on its consolidated financial statements.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2011
PART I — FINANCIAL INFORMATION
ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and accompanying notes contained in “Item 1 — Financial Statements” of this Report on Form 6-K and with our audited consolidated financial statements contained in “Item 18 — Financial Statements” and Management’s Discussion and Analysis of Financial Condition and Results of Operations in “Item 5 — Operating and Financial Review and Prospects” of our Annual Report on Form 20-F for the year ended December 31, 2010.
General
Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. As at November 1, 2011, we owned nine Aframax tankers and six Suezmax tankers, time-chartered in two Aframax vessels from third parties, and owned a 50% interest in one VLCC newbuilding scheduled to deliver during the second quarter of 2013. As at November 1, 2011, six of our Aframax tankers and three of our Suezmax tankers operated under fixed-rate time-charter contracts with our customers, of which one charter contract is scheduled to expire in 2011, seven time-charter contracts are scheduled to expired in 2012, and one time-charter contract is scheduled to expire in 2014. The three fixed-rate contracts for the Suezmax tankers and one fixed-rate contract for the Aframax tankers include a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts. Our remaining five Aframax tankers, including the two time-chartered in Aframax tankers, and three Suezmax tankers participate in an Aframax pooling arrangement and a Suezmax pooling arrangement, respectively, are each managed by subsidiaries of Teekay Corporation (or Teekay). As of November 1, 2011, these pooling arrangements included 28 Aframax tankers and 45 Suezmax tankers, respectively.
We anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that Teekay may offer to sell to us from time to time. These tankers may include crude oil and product tankers.
Significant Developments in 2011
On February 9, 2011, we completed a public offering of 8.6 million shares of our Class A common stock at a price of $11.33 per share, for gross proceeds of $97.4 million. On February 22, 2011, the underwriters fully exercised their over-allotment option to purchase an additional 1.3 million common shares, providing additional gross proceeds of $14.6 million. On February 28, 2011, we used the net proceeds from the equity offering to prepay $103.0 million of outstanding debt under our revolving credit facility.
We also entered into two agreements to time-charter in two Aframaxes from third parties during the three months ended September 30, 2011 and we are trading these two Aframaxes in the Teekay Aframax pool. One of the time-charter in contracts commenced on July 25, 2011 and is for a period of six months with our option to extend up to an additional 18 months. The second time-charter in contract commenced on August 14, 2011 and is for a period of four months with our option to extend up to an additional 16 months. Both of the time-charter in contracts are at a fixed rate of $14,000 per day for their respective firm periods. The rates for the option periods are at higher escalating rates. As at November 1, 2011, we do not anticipate we will exercise the extension option on the second time-charter in contract and the vessel is scheduled to be redelivered to the owner in late November 2011.
During the three months ended September 30, 2011, we entered into two time-charter out agreements, one for 36 months and one for 12 months, for two of our owned Aframax vessels which were previously trading in the Aframax pooling arrangement. The time-charter out agreements are at fixed rates of approximately $18,000 and $17,250 per day, respectively. These time-charter agreements commenced on August 13, 2011 and July 15, 2011, respectively.
Subsequent to September 30, 2011, the fixed-rate time-charter out contracts for three of our Aframax tankers, with average fixed rates of approximately $26,000 per day, are scheduled to expire. We extended the current time-charter out agreement for one of the three tankers for an additional two years at a rate of approximately $17,000 per day. The remaining two tankers are then expected to participate in an Aframax pooling arrangement, unless new time-charter contracts are arranged. There is no assurance we will time-charter out these vessels.
Results of Operations
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2010.
In accordance with GAAP, we report gross revenues in our consolidated income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Three and Nine Months Ended September 30, 2011 versus Three and Nine Months Ended September 30, 2010
The following table presents our operating results for the three and nine months ended September 30, 2011 and 2010, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended			Nine Months Ended
(in thousands of U.S. dollars,	September 30,	September 30,	%	September 30,	September 30,	%
except percentages)	2011	2010	Change	2011	2010	Change

Revenues	26,840	31,251	-14%	84,404	106,906	-21%
Interest income from investment in term loans	2,855	2,413	18%	8,462	2,413	251%
Less: Voyage expenses	(729)	(414)	76%	(1,888)	(1,999)	-6%

Net revenues	28,966	33,250	-13%	90,978	107,320	-15%

Vessel operating expenses	10,908	10,616	3%	31,362	33,070	-5%
Time-charter hire expenses	1,610	—	100%	1,610	—	100%
Depreciation and amortization	10,797	11,267	-4%	32,374	34,234	-5%
General and administrative	1,927	2,370	-19%	6,727	7,922	-15%
Gain on sale of vessels	—	1,901	-100%	—	1,864	-100%
Goodwill impairment charge	13,310	—	100%	13,310	—	100%

(Loss) income from operations	(9,586)	7,096	-235%	5,595	30,230	-81%

Interest expense	(740)	(1,975)	-63%	(2,956)	(5,844)	-49%
Interest income	12	15	-20%	52	51	2%
Realized and unrealized loss on derivative instruments	(6,703)	(5,577)	20%	(10,637)	(14,940)	-29%
Other expenses	(116)	(233)	-50%	(654)	(963)	-32%

Net (loss) income	(17,133)	(674)	2442%	(8,600)	8,534	-201%

Tanker Market
Crude tanker rates weakened significantly during the third quarter of 2011, primarily due to an oversupply of vessels relative to demand. In addition, a number of isolated and seasonal factors exerted downward pressure on rates during the quarter. The decision by International Energy Agency (IEA) member countries to release 60 million barrels (mb) of oil from government stockpiles impeded tanker demand during the quarter, particularly in the United States where 30 mb of crude oil was released from reserves. In Europe, the ongoing absence of Libyan oil exports as well as oilfield maintenance and unplanned outages in the North Sea further weighed down on crude tanker demand. Tanker rates have remained generally weak in the early part of the fourth quarter to date, though rates in the Mediterranean and Black Sea spiked significantly in October as a result of an increase in transit delays through the Turkish Straits due to stricter regulations on the passage of vessels during non-daylight hours.
The tanker fleet grew by 20.0 million deadweight tonnes (mdwt), or 4.4 percent, in the first three quarters of 2011 compared to a net increase of 14.5 mdwt, or 3.4 percent, in the same period last year. The level of new tanker ordering remains very low with just 6.4 mdwt of tanker orders placed in 2011 to date, of which 2.0 mdwt was attributed to shuttle tankers, compared to 40.0 mdwt of tanker orders in 2010, of which 0.7 mdwt was attributed to shuttle tankers. As a result, the global tanker order book has fallen to 96 mdwt, the lowest level since March 2006. Expressed as a percentage of the active tanker fleet, the order book is at its lowest level since February 2003 at just 20 percent of the total fleet.
The International Monetary Fund (IMF) has lowered its projections for global GDP growth in 2011 and 2012 by 0.3 percent and 0.5 percent, respectively, to 4.0 percent in both years. The lower estimates reflect mounting concerns over the pace of economic growth in the developed economies, particularly due to sovereign debt and financial issues in the Euro area. Nevertheless, the IEA expects global oil demand growth of 1.0 million barrels per day (mb/d), or 1.1 percent in 2011 and a further 1.3 mb/d, or 1.4 percent, in 2012 driven primarily by Asia, the Middle East and Latin America.

Fleet and TCE Rates
As at September 30, 2011, we owned nine Aframax tankers, six Suezmax tankers, time-chartered in two Aframax vessels from third parties, and owned a 50% interest in one VLCC newbuilding. The financial results of the Dropdown Predecessor relating to the Kaveri Spirit, Yamuna Spirit and Iskmati Spirit have been included, for accounting purposes, in our results as if the vessels were acquired on August 1, 2007 and the financial results of the Dropdown Predecessor relating to the Helga Spirit and Esther Spirit have been included in our results as if the vessels were acquired on January 7, 2005 and July 30, 2004, respectively. These dates represent when these vessels were acquired and began operations as conventional tankers for Teekay. We acquired the Kaveri Spirit and Yamuna Spirit from Teekay in April 2010, the Helga Spirit in May 2010, and the Esther Spirit and Iskmati Spirit in November 2010. The inclusion of the financial results of the Dropdown Predecessor relating to these vessels impacts our results for the three and nine months ended September 30, 2010. Please read Note 2 to our consolidated financial statements included in this report for additional information about the Dropdown Predecessor.

	Three Months Ended September 30, 2011			Three Months Ended September 30, 2010
	Net Revenues		Average TCE	Net Revenues		Average TCE
	(1)(2)	Revenue	per Revenue	(2)(3)	Revenue	per Revenue
	(in thousands)	Days	Day	(in thousands)	Days	Day
Voyage-charter contracts — Aframax	$2,186	204	$10,704	$3,419	229	$14,909
Voyage-charter contracts — Suezmax	$2,369	276	$8,582	$5,163	276	$18,706
Time-charter contracts — Aframax	$14,823	695	$21,326	$15,506	626	$24,783
Time-charter contracts — Suezmax	$7,657	276	$27,814	$7,500	276	$27,172

Total	$27,035	1,451	$18,637	$31,588	1,407	$22,451

(1)	Excludes a total of $0.6 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.3 million in offhire bunker and other expenses.

(2)	Excludes interest income from investment in term loans of $2.9 million and $2.4 million for the three months ended September 30, 2011 and 2010, respectively.

(3)	Excludes a total of $0.6 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.1 million in offhire bunker and other expenses.

	Nine Months Ended September 30, 2011			Nine Months Ended September 30, 2010
	Net Revenues		Average TCE	Net Revenues		Average TCE
	(1)(2)	Revenue	per Revenue	(2)(3)	Revenue	per Revenue
	(in thousands)	Days	Day	(in thousands)	Days	Day
Voyage-charter contracts — Aframax	$13,288	867	$15,334	$17,700	979	$18,078
Voyage-charter contracts — Suezmax	$12,235	818	$14,957	$22,345	814	$27,462
Time-charter contracts — Aframax	$36,932	1,653	$22,337	$44,433	1,684	$26,378
Time-charter contracts — Suezmax	$22,613	818	$27,634	$23,483	819	$28,676

Total	$85,068	4,156	$20,467	$107,961	4,296	$25,131

(1)	Excludes a total of $2.1 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.5 million in offhire bunker and other expenses.

(2)	Excludes interest income from investment in term loans of $8.5 million and $2.4 million for the nine months ended September 30, 2011 and 2010, respectively.

(3)	Excludes a total of $2.2 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.8 million in offhire bunker and other expenses.
Net Revenues. Net revenues decreased to $29.0 million and $91.0 million for the three and nine months ended September 30, 2011, respectively, compared to $33.3 million and $107.3 million from the same periods last year, primarily due to:
•
decreases of $2.8 million and $10.2 million for the three and nine months ended September 30, 2011, respectively, from lower average TCE rates earned by our Suezmax vessels operating on spot-market-based voyage charters, resulting from the relatively weaker spot markets during the three and nine months ended September 30, 2011 compared to the same periods in 2010;

•
net decreases of $2.4 million and $7.6 million for the three and nine months ended September 30, 2011, respectively, resulting from the decrease in average TCE rates earned by our vessels employed on time-charter contracts in 2011 compared to the same periods in 2010 as a result of new and renewed time-charter contracts at lower average TCE rates;

•
a decrease of $2.1 million for the nine months ended September 30, 2011, from lower average TCE rates earned by our Aframax vessels operating on spot-market-based voyage charters, resulting from the relatively weaker spot markets during the nine months ended September 30, 2011 compared to the same period in 2010;

•
decreases of $0.8 million and $4.5 million for the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010 as a result of fewer revenue days from the sales of the Falster Spirit and Sotra Spirit in April and August 2010, respectively; and

•
decreases of $0.1 million and $0.4 million for the three and nine months ended September 30, 2011, respectively, relating to lower profit-sharing amounts earned by the three applicable Suezmax tankers compared to the same periods in 2010, resulting from weaker average spot market rates in 2011;

partially offset by
•
an increase of $1.1 million for the three and nine months ended September 30, 2011 resulting from two additional vessels earning revenue as we entered into agreements to time-charter in two Aframaxes from third parties, compared to the same periods in 2010;

•
increases of $0.4 million and $6.0 million for the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010, resulting from interest income from an investment in term loans which earns an annual yield of approximately 10%; and

•
increases of $0.3 million and $1.1 million for the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010 as a result of more revenue days and lower offhire expenses from having no scheduled drydockings in the three and nine months ended September 30, 2011 compared to one and three drydockings in the same periods in 2010.

Vessel Operating Expenses. Vessel operating expenses were $10.9 million and $31.4 million for the three and nine months ended September 30, 2011, respectively, compared to $10.6 million and $33.1 million for the same periods last year, primarily due to:
•
increases of $0.8 million and $0.7 million in operating expenses relating to higher crew and manning costs and higher repairs and maintenance expenses during the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010;

partially offset by
•
decreases of $0.4 million and $2.4 million for the three and nine months ended September 30, 2011, relating to the Falster Spirit and the Sotra Spirit, which were sold in April and August 2010, respectively.

Time-charter Hire Expenses. Time-charter hire expenses were $1.6 million for the three and nine months ended September 30, 2011, compared to $nil for the same periods last year, as we entered into agreements to time-charter in two Aframaxes from third parties during the third quarter of 2011.
Depreciation and Amortization. Depreciation and amortization was $10.8 million and $32.4 million for the three and nine months ended September 30, 2011, respectively, compared to $11.3 million and $34.2 million from the same periods last year, primarily due to the sale of the Falster Spirit and the Sotra Spirit in April and August 2010, respectively.
General and Administrative Expenses. General and administrative expenses were $1.9 million and $6.7 million for the three and nine months ended September 30, 2011, respectively, compared to $2.4 million and $7.9 million in the same periods last year, primarily due to:
•
decreases of $0.6 million and $3.1 million in general and administrative expense attributable to the Dropdown Predecessor during the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010; and

•	a decrease of $0.1 million in corporate expenses incurred during the three months ended September 30, 2011, respectively, compared to the same period in 2010;
partially offset by
•
increases of $0.3 million and $1.7 million in technical, strategic and administrative service fees during the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010, primarily due to an increase in the technical service fees and a one-time $0.5 million fee associated with the portion of stock-based compensation grants of our former Chief Executive Officer that had not vested prior to the date of his retirement on March 31, 2011; and

•	an increase of $0.3 million in corporate expenses incurred during the nine months ended September 30, 2011, compared to the same period in 2010.
Goodwill Impairment Charge. Goodwill impairment charge was $13.3 million for the three and nine months ended September 30, 2011, compared to $nil in the same periods last year. During the three months ended September 30, 2011, we concluded that indicators of impairment were present for the conventional tanker fleet and consequently, we performed an interim vessel and goodwill impairment analysis as at September 30, 2011 on the conventional tanker fleet. Based on the results of this analysis, we concluded that there was no impairment to the vessel values. However, the Company concluded that the carrying value of the goodwill, all relating to the Suezmax reporting unit, exceeded its fair value. As a result, a goodwill impairment charge of $13.3 million was recognized in our consolidated statements of (loss) income for the three and nine months ended September 30, 2011. The fair value of this reporting unit was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected cash flows and the appropriate discount rates are in part based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions. The recognition of the goodwill impairment charge was driven by the continuing weak tanker market, which continues to experience an oversupply of vessels relative to tanker demand.
Interest Expense. Interest expense was $0.7 million and $3.0 million for the three and nine months ended September 30, 2011, respectively, compared to $2.0 million and $5.8 million for the same periods in 2010. The decreases in interest expense were primarily due to:
•	decreases of $0.5 million and $0.4 million due to lower average debt balances outstanding for the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010;

•	a decrease of $0.4 million relating to amortization of capitalized loan costs for the three and nine months ended September 30, 2011 compared to the same periods in 2010; and
•
decreases of $0.3 million and $2.1 million in interest expense attributable to the Dropdown Predecessor during the three and nine months ended September 30, 2011, respectively, compared to the same periods in 2010.

Realized and unrealized gain (loss) on interest rate swaps. We have not designated, for accounting purposes, our interest rate swap agreements as cash flow hedges of our U.S. Dollar LIBOR-denominated borrowings and, as such, the realized and unrealized changes in the fair value of the swaps are reflected in a separate line item in our consolidated statements of income. The change in the fair value of the interest rate swaps resulted in unrealized losses of $5.1 million and $6.0 million for the three and nine months ended September 30, 2011, respectively, compared to unrealized losses of $4.2 million and $10.9 million for the same periods in 2010. The unrealized losses on interest rate swaps for three and nine months ended September 30, 2011 were primarily due to decreases in the forward interest rate swap curve.
We recorded realized losses on the interest rate swaps of $1.6 million and $4.6 million for the three and nine months ended September 30, 2011, respectively, compared to realized losses of $1.4 million and $4.0 million for the same periods in 2010.
Net Income. As a result of the foregoing factors, we recorded net losses of $17.1 million and $8.6 million for the three and nine months ended September 30, 2011, respectively, compared to a net loss of $0.7 million and net income of $8.5 million, for the same periods in 2010.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at September 30, 2011, our total cash and cash equivalents was $14.1 million. Our total liquidity, including cash and undrawn credit facilities, was $291.6 million as at September 30, 2011, compared to $186.7 million as at December 31, 2010. The liquidity increase was primarily the result of our equity offering completed in February 2011, which provided net proceeds of $107.2 million. We believe that our working capital is sufficient for our present requirements.
On February 22, 2011, we completed a public offering of 9.9 million Class A common shares (including 1.3 million common shares issued upon the full exercise of the underwriter’s overallotment option) at a price of $11.33 per share, for total gross proceeds of $112.1 million. We used the net proceeds from the public offering to prepay $103.0 million of outstanding debt under our revolving credit facility.
As at September 30, 2011, our revolving credit facility provided for borrowings of up to $616.5 million, of which $277.5 million was undrawn. The amount available under this revolving credit facility decreases by $33.9 million semi-annually commencing in late 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. One of our Aframax tankers was financed with a term loan that bears interest at a rate of 4.06%. As of September 30, 2011, the balance of this term loan was $10.4 million. The loan requires $0.45 million in quarterly principal payments. Please read Note 5 to our consolidated financial statements included in this report for additional information about our outstanding indebtedness and related credit facilities.
We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read “Item 3 — Quantitative and Qualitative Disclosures About Market Risk.”
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Nine Months Ended
	September 30, 2011	September 30, 2010
	(in thousands)	(in thousands)
Net cash flow from operating activities	43,006	55,768
Net cash flow used in financing activities	(39,649)	30,283
Net cash flow used in investing activities	(1,703)	(85,239)
Operating Cash Flows
Net cash flow from operating activities decreased to $43.0 million for the nine months ended September 30, 2011 compared to $55.8 million for the same period in 2010. Net cash flow from operating activities primarily reflects fluctuations in spot tanker rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of drydocking expenditures, repairs and maintenance activity, and vessel additions and dispositions.
The net cash flow from operating activities for the nine months ended September 30, 2011 decreased compared to the same period in 2010, primarily due to decreases in average daily TCE rates earned by our spot and time-charter vessels and increases in non-cash working capital relating to our vessel operations, partially offset by lower drydocking expenditures. Changes in non-cash working capital items related to operating activities resulted in a net cash outflow of $0.1 million for the nine months ended September 30, 2011 compared to a net cash inflow of $7.4 million for the nine months ended September 30, 2010, due to the timing of our cash receipts and payments.
In addition, drydocking expenditures were nil and $6.2 million for the nine months ended September 30, 2011 and 2010, respectively. The number of vessel drydockings can vary between periods. There were no scheduled drydocking in the nine months ended September 30, 2011, compared to three drydockings in the same period in 2010. There were no offhire days associated with drydocking and related repositioning time during the nine months ended September 30, 2011 compared to 125 offhire days in the same period in 2010.

Financing Cash Flows
Net cash outflow from financing activities was $39.6 million for the nine months ended September 30, 2011 compared to a net cash flow of $30.3 million in the same period in 2010. During the nine months ended September 30, 2011, we received $107.1 million of net proceeds from the February 2011 offering of 9.9 million Class A common shares, compared to $102.9 million of net proceeds from offerings received during the nine months ended September 30, 2010. We also received $15.0 million and $137.0 million in proceeds from borrowings under our revolving credit facility during the nine months ended September 30, 2011 and 2010, respectively.
During the nine months ended September 30, 2011 and 2010, we repaid $1.3 million and $2.7 million, respectively, as scheduled quarterly principal payments of our term loan. We also prepaid $118.3 million and $20.0 million during the nine months ended September 30, 2011 and 2010, respectively, of indebtedness under our revolving credit facility. The net cash outflow from financing activities attributable to the Dropdown Predecessor was $nil and $147.8 million during the nine months ended September 30, 2011 and 2010, respectively.
We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors. Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels, when the vessels were under the common control of Teekay but prior to their acquisition by us. Total cash dividends declared and paid during the nine months ended September 30, 2011 were $42.1 million, compared to $39.1 million in the same period last year. On November 28, 2011, we paid a cash dividend of $0.15 per common share relating to the quarter ended September 30, 2011.
Investing Cash Flows
Net cash outflow from investing activities was $1.7 million for the nine months ended September 30, 2011, compared to a net cash outflow of $85.2 million for the same period in 2010. The decrease was primarily a result of our investment in term loans of $115.6 million incurred in 2010 and $5.1 million of capital upgrades incurred in 2010 to meet required European Union environmental regulations. In addition, during the nine months ended September 30, 2010, we received gross proceeds of $35.4 million from the sale of the Falster Spirit and Sotra Spirit. There were no vessel sales during the nine months ended September 30, 2011.
Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at September 30, 2011:

		Remainder	2012	2014
		of	and	and	Beyond
(in millions of U.S. dollars)	Total	2011	2013	2015	2015
U.S. Dollar-Denominated Obligations
Long-term debt (1)	349.4	0.5	3.6	3.6	341.7
Chartered-in vessels (operating leases) (2)	2.5	2.2	0.3	—	—
Technical vessel management and administrative fees	44.5	1.4	10.7	10.7	21.7
Newbuilding installments (3)	39.2	—	39.2	—	—

Total	435.6	4.1	53.8	14.3	363.4

(1)
Excludes expected interest payments of $0.8 million (remaining in 2011), $6.4 million (2012 and 2013), $6.1 million (2014 and 2015) and $4.2 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus a margin of 0.60% at September 30, 2011 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
Excludes payments required if we execute all options to extend the terms of one in-chartered lease. If we exercise all options to extend the terms of this in-chartered lease, we would expect total payments of $2.1 million (remaining in 2011) and $9.2 million (2012 and 2013). The second in-charter vessel is scheduled to be redelivered to its owner at the end of November 2011.

(3)
We have a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at September 30, 2011, the remaining commitments on the vessel, excluding capitalized interest and other miscellaneous construction costs, totalled $78.4 million of which our share is $39.2 million. Please read Note 4 — Loan to Joint Venture to our consolidated financial statements.

Critical Accounting Estimates
We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in this section and “Item 5 — Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2010. There has been no significant changes to these estimates and assumptions in the nine months ended September 30, 2011.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months and nine months ended September 30, 2011 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future growth prospects and opportunities, including future vessel acquisitions;
•	tanker market fundamentals, including the balance of supply and demand in the tanker market and spot tanker charter rates and oil demand;
•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•	the sufficiency of working capital for short-term liquidity requirements;
•	crewing costs for vessels;
•	the duration of drydockings;
•	potential newbuilding order cancellations;
•	construction and delivery delays in the tanker industry generally;
•	future capital expenditure commitments and the financing requirements for such commitments;
•	our compliance with, and the effect on our business and operating results of, covenants under our credit facilities;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks
•	our ability to secure new fixed-rate time-charter agreements; and
•	the ability of the counterparties to our derivative contracts to fulfill their contractual obligations.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: spot market rate fluctuations; changes in the demand for oil transportation services; changes in our costs, such as the cost of crews; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; loss of any customer, time charter or vessel; drydocking delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange and interest rate flucations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2010. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2011
PART I — FINANCIAL INFORMATION
ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. As at September 30, 2011, we had not entered into forward contracts as a hedge against changes in certain foreign exchange rates.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at September 30, 2011, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swaps, the table presents their notional amounts and weighted-average interest rates by their expected contractual maturity dates.

	Expected Maturity Date
	Remainder							Fair Value
	of							Asset /
	2011	2012	2013	2014	2015	Thereafter	Total	(Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-term debt:
Variable rate	—	—	—	—	—	339.0	339.0	(295.0)	0.85
Fixed rate	0.5	1.8	1.8	1.8	1.8	2.7	10.4	(10.1)	4.06

Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap (2)	—	—	—	—	—	100.0	100.0	(24.2)	5.55
U.S. Dollar-denominated interest rate swap (2)	—	70.0	—	—	—	—	70.0	(0.2)	0.85
U.S. Dollar-denominated interest rate swap (2)	—	—	45.0	—	—	—	45.0	(0.5)	1.19

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt, including the margin we pay on our variable-rate debt, and the fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps are set quarterly at the three-month LIBOR.

Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. In addition to time-chartering out our vessels at fixed-rates, from time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at September 30, 2011, we were not a party to any freight forward agreements.

TEEKAY TANKERS LTD.
SEPTEMBER 30, 2011
PART II — OTHER INFORMATION
Item 1 — Legal Proceedings
None
Item 1A — Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2010, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2010 Annual Report on Form 20-F.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds
None
Item 3 — Defaults Upon Senior Securities
None
Item 4 — Removed and Reserved
Item 5 — Other Information
None
Item 6 — Exhibits
None
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.
REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-174216) FILED WITH THE SEC ON MAY 13, 2011.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.
Date: November 28, 2011	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)